

August 26, 2010

George Trumbull
Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

>   **Re: Nymagic, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 20, 2010**
>   **File No. 001-11238**

Dear Mr. Trumbull:

We have reviewed your preliminary proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your preliminary proxy statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your preliminary proxy statement and the information you provide in response to these comments, we may have additional comments.

1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009. Please note that we will not be in a position to clear our review of your preliminary proxy until all comments on your Form 10-K have been cleared.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director